Exhibit 17.1

March 2, 2018

Mr. John McLernon

Chairman of the Board of Directors

City Office REIT, Inc.

1075 West Georgia Street

Suite 2010

Vancouver, British Columbia

V6E 3C9

Dear John,

As we discussed, I have decided that I no longer desire to serve as a member of City Office REIT, Inc.’s (the “Company”)Board of Directors

Accordingly, I hereby resign as a director of the Company effective March 2, 2018.

As I have communicated to you previously, my resignation is in response to the other directors indicating they are not prepared to nominate me to be a Board member for the upcoming 2018/2019 year. Their decision to refrain from nominating me to continue as a Board member was a result of a sale of REIT units by an investor that I brought to the Company, and because I inquired of the CEO if I was to sell any units when would be the appropriate time. You then indicated to the Board and myself that you would consider nominating me for re-election to the Board if I agreed to a restriction on the sale of my REIT Units. I cannot agree with being singled for such a restriction as I find it totally unacceptable that I be held to a higher standard than any of the other Independent Directors.

Sincerely,

/s/ Jeffrey D. Kohn

Jeffrey D. Kohn